100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202-4108 Phone 414.271.6560 Fax 414.277.0656
Geoffrey R. Morgan Direct 414.225.2752 Email grmorgan@michaelbest.com

July 7, 2005

United States Securities and Exchange Commission
Attn: Mark P. Shuman
Branch Chief—Legal
Office of Computers and Online Services
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Merge Technologies Incorporated
Registration Statement on Form S-3 filed June 7, 2005
File Number 333-125603

Dear Mr. Shuman:

        This will respond to your letter of July 6, 2005, regarding the comments to the above-referenced Registration Statement and to the registrant's Annual Report on Form 10-K for the year ended December 31, 2004. We have organized our responses in the same order as the comments set forth in your letter. Accordingly, each numbered response corresponds to the same numbered comment in your letter.

  1.
  The signature page to Amendment No. 1 to the Registration Statement, which is being filed herewith, identifies Scott Veech as the registrant's principal accounting officer.

  2.
  The registrant hereby informs you that its Chief Executive Officer and its Chief Financial Officer have concluded that the registrant's disclosure controls and procedures, as that term is defined in Rule 13a-15(e), under the Securities Exchange Act of 1934, as amended, are effective. The registrant further confirms that it will consider the staff's comment in preparing its future periodic reports.

        Filed along with this letter is Amendment No. 1 to the Registration Statement on Form S-3, revised to reflect the matters described above. To expedite your review, we are also sending you marked copies of the amended Registration Statement Preliminary, marked to show changes from the Registration Statement filed on June 7, 2005.

        In connection with this filing, we represent that Merge hereby states the following:

  a.
  Merge acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  b.
  Merge acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Merge from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  c.
  Merge represents that it may not assert the Staff's comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

        Please be advised that if the staff indicates that it has no further comment on the Registration Statement, the registrant intends to, on or about July 12, 2005, request acceleration of the effective date of the Registration Statement to July 15, 2005.

        Please contact Geoffrey R. Morgan at (414) 225-2752 with any questions you may have or for any further information you may require.

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

/s/ Geoffrey R. Morgan

Geoffrey R. Morgan

GRM:mkb

cc:
Mr. Perry Hindin
Mr. Richard Linden

bcc:
Mr. Scott Veech